Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Washington Banking Company
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-129647, No. 333-57431 and No. 333-72436) of Washington Banking Company and Subsidiaries of our report dated March 13, 2008, relating to the consolidated statements of financial condition as of December 31, 2007 and 2006,  and the related consolidated statements of income, shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and in our same report, with respect to Washington Banking Company’s internal control over financial reporting as of December 31, 2007, which appears in this Annual Report on Form 10-K of Washington Banking Company for the year ended December 31, 2007.
/s/ MOSS ADAMS llp
Everett, Washington
March 13, 2008